18001343

OMB APPROVAL	
OMB Number.	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response	12.00

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66908

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING **JANUARY 1, 2017** (MM/DD/YY) AND ENDING **DECEMBER 31, 2017** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **TRANSNATIONAL CAPITAL CORP.**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 LEXINGTON AVENUE, SUITE 300
(No. and Street)

NEW YORK	**NY**	**10170**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
IVY FREDERICKS **212-453-0648**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	**FLORIDA**	**32751**
(Address and City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, IVY FREDERICKS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TRANSNATIONAL CAPITAL CORP., as of DECEMBER 31, 2017 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

PRESIDENT

Title

Public Notary

SEWELL ISABEL FRASER
NOTARY PUBLIC STATE OF NEW YORK
BRONX COUNTY
LIC. #01FR4900415
COMM. EXP. JULY 13, 2019

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRANSNATIONAL CAPITAL CORP.

FINANCIAL STATEMENTS

DECEMBER 31, 2017

TRANSNATIONAL CAPITAL CORP.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2017

TABLE OF CONTENTS

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Transnational Capital Corp.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Transnational Capital Corp. as of December 31, 2017, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Transnational Capital Corp. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Transnational Capital Corp.'s management. Our responsibility is to express an opinion on Transnational Capital Corp.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Transnational Capital Corp. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of Transnational Capital Corp.'s financial statements. The supplemental information is the responsibility of Transnational Capital Corp.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

We have served as Transnational Capital Corp.'s auditor since 2016.

Maitland, Florida

March 15, 2018

TRANSNATIONAL CAPITAL CORP.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Assets:		
Cash and cash equivalents	$	20,670
Deposits		4,206
Prepaid Expenses		1,219
		26,095

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued liabilities		4,763
		4,763
Stockholder's equity:		
Common stock, Class A		
200 shares authorized, issued and outstanding		25,000
Additional paid-in capital		258,181
Retained earnings (deficit)		(261,849)
		21,332
	$	26,095

The accompanying notes are an integral part of these financial statements.

TRANSNATIONAL CAPITAL CORP.
STATEMENT OF OPERATIONS
FOR YEAR ENDED DECEMBER 31, 2017

Revenues:		
Consulting Income	$	50,000
Other Income		4,470
Total revenues		54,470
Expenses:		
Commission Expense		36,157
Rent expense		27,840
Regulatory fees and expenses		3,327
Telephone and communications		4,524
Other operating expenses		12,473
Total expenses		84,321
Net income (loss)	$	(29,851)

The accompanying notes are an integral part of these financial statements.

TRANSNATIONAL CAPITAL CORP.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR YEAR ENDED DECEMBER 31, 2017

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances, December 31, 2016	$ 25,000	$ 228,181	$ (231,998)	$ 21,183
Stockholder contribution	-	30,000	-	30,000
Net income (loss)	-	-	(29,851)	(29,851)
Balances, December 31, 2017	$ 25,000	$ 258,181	$ (261,849)	$ 21,332

The accompanying notes are an integral part of these financial statements.

TRANSNATIONAL CAPITAL CORP.

STATEMENT OF CASH FLOWS
FOR YEAR ENDED DECEMBER 31, 2017

Cash flows from operating activities:		
Net income (loss)	$	(29,851)
Adjustments to reconcile net loss to net cash flows from operating activities:		
(Increase) decrease in:		
Prepaid expenses		10
Increase (decrease) in:		
Accounts payable and accrued expenses		(593)
Net cash used by operating activities		(30,434)
Cash flows from financing activities:		
Stockholder contributions		30,000
Net cash provided in financing activities		30,000
Net decrease in cash and cash equivalents		(434)
Cash and cash equivalents at beginning of period		21,104
Cash and cash equivalents at end of period	$	20,670

The accompanying notes are an integral part of these financial statements.

TRANSNATIONAL CAPITAL CORP.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

Note 1 – Summary of Significant Accounting Policies

Nature of Business

Transnational Capital Corp. ("the Company") is a broker-dealer, registered with the Securities Exchange Commission ("SEC"), and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was formed in February 2005 in the state of New York.

The Company specializes in securing financing and financial advisory services.

Concentrations of Credit Risk for Cash

The Company's cash balances are maintained at one financial institution. Balances are insured by the Federal Deposit Insurance Corporation subject to certain limitations.

Cash and Cash Equivalents

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At December 31, 2017, the Company had no uninsured cash balances.

Revenue and Cost Recognition

Consulting revenue includes fess earned from securing financing and financial advisory services. Nonrefundable advances received for consulting services are recorded as consulting income when services are rendered. Contingency fees are recognized at the time the financing is placed and the income is reasonably determinable.

Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company has elected to be taxed as an S-Corporation for Federal and state income tax purposes and, accordingly, no provision has been made for such income taxes. The stockholder's allocable share of the Company's income or loss is reportable in their income tax returns. Provisions are made for New York State S Corporation franchise tax and New York City general corporation tax, as applicable.

Note 1 – Summary of Significant Accounting Policies (continued)

Income Taxes(continued)

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary. The shareholders and the Company are generally not subject to U.S. federal, state or local income tax examinations to the Company's activities for tax years before 2014.

Advertising Costs

Advertising costs, which are expensed as incurred, totaled approximately $472 for the year ended December 31, 2017.

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers (Topic 606), requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in accounting principles generally accepted in the United States of America (US GAAP) when it becomes effective and permits the use of either a full retrospective or retrospective with cumulative effect transition method. In August 2015, the FASB issued ASU 2015-14 which defers the effective date of ASU 2014-09 one year making it effective for annual reporting periods beginning December 15, 2017. The Company has not yet selected a transition method and is currently evaluating the effect the standard will have on the financial statements.

In February 2016 the FASB issued ASU 2016-02, Leases - (Topic 842). ASU 2016-02 will require the recognition of lease assets and lease liabilities on the balance sheet to the rights and obligations created by lease agreements, including for those leases classified as operating leases under previous GAAP, along with the disclosure of key information about leasing arrangements. ASU 2016-02 is effective for fiscal years beginning after December 15, 2019. Early application is permitted. The Company has not evaluated the impact this new standard will have on its financial position and results of operations.

Note 2 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule15c3-1), which requires the maintenance of minimum net capital at amount equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

At December 31, 2017, the Company had excess net capital of $10,907 and a net capital rate of .30 to 1.

Note 3 – Lease Commitment

Lease expense for year ended December 31, 2017 was $27,840 and is recorded on the Statement of Operations. The Company entered into a lease commitment beginning September 1, 2017 and ending August 31, 2018. Future lease payments for 2018 will be $17,984.

Note 4 - Commitment and Contingencies

The Company had no further commitments or contingencies as of December 31, 2017.

Note 5 - Subsequent Events

In accordance with the *Subsequent Events* Topic of the FASB Accounting Standards Codification No. 855 ("FASB ASC 855"), the Company has evaluated those events and transactions that occurred from January 1, 2018 through March 15, 2018, the date the financial statements were available to be issued. No material events or transactions have occurred during this period which would render these financial statements to be misleading.

SCHEDULE I
TRANSNATIONAL CAPITAL CORP.

COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1 AND RECONCILIATION OF NET CAPITAL PURSUANT TO SEC RULE 17a-5(d)(4) AS OF DECEMBER 31, 2017

Computation of basic net capital requirements:	
Total stockholder's equity qualified for net capital	$ 21,332
Non-Allowable Assets:	
Deposits and prepaids	5,425
Net capital before haircuts and securities positions	15,907
Haircuts:	
Securities positions	-
Net capital	15,907
Minimum net capital requirements:	317
6 2/3% of total aggregate indebtedness ($4,763)	
Minimum dollar net capital for this broker-dealer ($5,000)	
Net capital requirement (greater of above two requirements)	5,000
Excess net capital	$ 10,907

There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X17-A-5 as of December 31, 2017.

SCHEDULE II
TRANSNATIONAL CAPITAL CORP.

COMPUTATION OF AGGREGATE INDEBTEDNESS
UNDER RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2017

Total aggregate indebtedness:	
Accounts payable and accrued liabilities	$ 4,763
Aggregate indebtedness	$ 4,763
Ratio of aggregate indebtedness to net capital	.30 to 1

SCHEDULE III
TRANSNATIONAL CAPITAL CORP.

INFORMATION RELATING TO EXEMPTIVE PROVISION
REQUIREMENTS UNDER SEC RULE 15c3-3
AS OF DECEMBER 31, 2017

With respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (k) (2) (i) of the Rule.

With respect to the Information Relating to Possession and Control Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (k) (2) (i) of the Rule.

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Transnational Capital Corp.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Transnational Capital Corp. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Transnational Capital Corp. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (exemption provisions) and (2) Transnational Capital Corp. stated that Transnational Capital Corp. met the identified exemption provisions throughout the most recent fiscal year without exception. Transnational Capital Corp.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Transnational Capital Corp.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ohab and Company, PA

Maitland, Florida

March 15, 2018

Transnational Capital Corp.
Member FINRA
420 Lexington Avenue, Suite 300
New York, NY 10170
(212) 297-6262

February 26, 2018

Ohab and Company P.A.
100 E. Sybella Ave., Suite 130
Maitland, FL 32751

Transnational Capital Corp. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. section 240. 17a-5, "Reports to be made by certain broker and dealers"). This exemption Report was prepared as required by 17 C.F.R. section 240. 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from C.F.R. section 15c3-3 under the following provisions of 17 C.F.R. section 240. 15c3-3(k)(2)(i):

and

(2) The Company met the identified exemption provision in 17 C.F.R. section 240. 15c3-3(k)(2)(i) throughout the most recent year without exception.

Transnational Capital Corp.

I, Ivy Fredericks, swear and affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By Ivy L. Fredericks

President & CEO
February 26, 2018